CDG INVESTMENTS INC.

Exhibit 99.1

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED SEPTEMBER 30, 2006

The information included in this document should be read in conjunction with the audited financial statements for the year ended September 30, 2006 and related notes thereto.  The financial information in this Management Discussion and Analysis, (MD&A), is derived from the Company’s financial statements prepared in accordance with Canadian Generally Accepted Accounting Principles.  The effective date of this MD&A is November 23, 2006.  All dollar amounts are in Canadian Dollars unless otherwise stated.

1)

Principal Business of the Company

In recent years, the Company’s business has consisted of holding investments in primarily mineral exploration companies.  Management determined that shareholders of the Company would better realize the fair value of the Company’s assets through their distribution to the shareholders.  As a result, during November, 2005, the Company distributed substantially all of its investments in Northern Abitibi Mining Corp., (Northern Abitibi), and Manson Creek Resources Ltd., (Manson Creek), to shareholders by way of a dividend in kind.  In addition, a cash dividend aggregating $404,000 was paid.

In April, 2006, the Company received shareholder approval to distribute substantially all of the Company’s investment in Tyler Resources Inc., (Tyler), to Company shareholders along with cash that would not be required to pay outstanding liabilities, finance future business opportunities and pay future operational costs.  In May, 2006, the Company completed the distribution of 13,652,898 Tyler shares with a distribution date value of $11,604,963 and $2,867,190 cash, collectively characterized as a return of capital.

After investment distributions to shareholders and sales in the open market, the Company had no remaining investments as at September 30 , 2006.

Management has evaluated numerous possible business acquisitions with which the Company can move forward and is continuing to do so.

2)

Operating Results

Years ended September 30, 2006, September 30, 2005, September 30, 2004

The Company had net earnings of $9,230,000 in the year ended September 30, 2006,(2005 - $3,693,000, 2004 - $870,000).  The more significant categories are summarized below:

	Year Ended September 30, 2006	Year Ended September 30, 2005	Year Ended September 30, 2004
Gain on disposal of investments	$ 438,310	$ 2,583,434	$ 370,669	a
General and administrative expenses	(536,286)	(482,916)	(247,648)	b
Debenture interest	-	(12,308)	(59,100)	c
Equity in loss of investees	(26,800)	(629,321)	(888,856)	d
Write-down investments	-	-	(104,000)	e
Realized change in fair value of investment	8,720,106	-	-	f
Gain on dilution of equity investments	-	2,003,811	459,300	g
Gain on sale of interest in Waddy Lake Resources Inc.	400,800	200,000	1,354,416	h
Gain on sale of Royalty Interest	130,000	-	-	i
Write-down of mineral property and equipment	-	-	(22,029)	j
Interest income	103,848	30,690	7,612	k
Net earnings	$ 9,229,978	$ 3,693,390	$ 870,364

CDG INVESTMENTS INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED SEPTEMBER 30, 2006

a.

Gain on Disposal of Investments

The gain on disposal of investments for the applicable years is comprised of the following:

Year ended	September 30, 2006		September 30, 2005		September 30, 2004
Investment	Number of Shares	Gain	Number of Shares	Gain	Number of Shares/Units	Gain
Golden Band Resources Inc.	393,397	$ 46,342	12,802,468	$ 1,701,216	2,917,000	$ 344,321
Manson Creek Resources Ltd.	694,719	67,078	500,000	92,385	-	-
Northern Abitibi Mining Corp.	709,126	26,222	-	-	-	-
Tyler Resources Inc.	494,054	298,668	475,000	699,173	-	-
Aloak Corp.	-	-	4,200,000	43,643	1,100,000	21,240
RSX Energy Inc.	-	-	90,000	47,017	10,000	2,208
Ultima Energy Trust	-	-	-	-	5,000	2,900
Total		$438,310		$2,583,434		$ 370,669

Note that the number of shares shown disposed of for Manson Creek, Northern Abitibi and Tyler Resources exclude those distributed as dividends and returns of capital.

b.  General and Administrative expenses

2006 compared to 2005

Overall General and Administrative Expenses increased by $53,000 from 2005 to 2006.  The more material variances are discussed below.

Costs associated with the dividend distribution and return of capital distribution, including legal costs, transfer agent costs and distribution costs, aggregated $173,000 in fiscal 2006 with no counterpart in fiscal 2005.  Severance payments in fiscal 2006 aggregated $78,000, (2005 – Nil).

These increased expenses were offset by decreases in certain other expenses.  In fiscal 2005, the Company accrued an additional $114,000 for lease arrears pertaining to formerly owned mineral properties.  No further accruals were required in fiscal 2006.  During 2005, the Company recorded stock-based compensation expense of $64,000, (2006 – Nil).  There were no options granted in fiscal 2006, (2005 – 200,000).

2005 compared to 2004

Legal fees increased $47,000 from 2004 to 2005.  The increase approximated fees associated with advice regarding possible reorganizations targeted at helping investors to realize the increase in value that is inherent in the Company’s assets, but not reflected in the Company’s share price.  The advice covered options available and the tax effect of those options as well as the effect on US warrant and shareholders and required regulatory reporting requirements.

During fiscal 2005 the Company increased its estimate of Saskatchewan mineral property lease costs payable for which no reimbursement is forthcoming from the purchaser of the properties that were sold in fiscal 2003.  The Company increased its liability by $114,000 during fiscal 2005 and this expense was included in 2005 expenses.  The accrual of 2005 audit fees of $21,000 contributed to an increase in expenses.  In prior years, the Company expensed these fees as incurred since the year-to-year effect

CDG INVESTMENTS INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED SEPTEMBER 30, 2006

b.  General and Administrative expenses

2005 compared to 2004 (continued)

was immaterial.  With the appointment of new auditors, the Company commenced to accrue the fees in the year that the auditors were examining.

Consulting fees, salaries and benefits increased $33,000 due to the high volume of investment transactions, research relating to value optimization options for the shareholders of the Company and greater reporting requirements, among other things.   Further, stock-based compensation of $64,000 was included in general and administrative costs for 2005, (2004 - $nil).  In addition fiscal 2004 included an expense recovery of $17,000 for which there was no equivalent in fiscal 2005.  These expense increases were offset by a decrease in legal costs associated with the Waddy Lake liability settlement.  During 2004 these costs aggregated $68,000, (2005 - $2,000).

c.  Debenture Interest

Debentures were converted into common shares near the end of the first quarter of fiscal 2005 hence there was limited interest expense during the year ended September 30, 2005, and none in fiscal 2006.

d.  Equity in Loss of Investees

The Company recorded its share of earnings (loss) of equity investees and increased or reduced the carrying value of the investment in an equal amount.  The equity in loss of investees was comprised of the Company’s share of the losses of Manson Creek, Northern Abitibi and Tyler Resources as follows:

Year Ended:	September 30, 2006	September 30, 2005	September 30, 2004
Manson Creek Resources Ltd.	$ (5,300)	$(316,382)	$ (39,910)	i
Northern Abitibi Mining Corp.	(1,700)	(20,108)	(695,000)	ii
Tyler Resources Inc.	(19,800)	(292,831)	(153,946)	iii
Total	$ (26,800)	$(629,321)	$ (888,856)

i.

Manson Creek wrote-off properties in fiscal 2005, (the Company’s share - $240,000), while there were no such write-offs during 2004 and 2006.  Further, Manson Creek recorded stock option compensation expense of $130,000 during 2005, (the Company’s share - $32,500). Effective November 30, 2005, after disposing of significantly all of its investment, the Company ceased to account for Manson Creek on the equity basis, hence the limited share of loss in fiscal 2006.

ii.

The reason for the significant loss in Northern Abitibi in the 2004 period was that Northern Abitibi had written-off all of its remaining mineral properties during the period when it had insufficient resources for further exploration on these properties.  Effective November 30, 2005, after disposing of significantly all of its investment, the Company ceased to account for Northern Abitibi on the equity basis, hence the limited share of loss in fiscal 2006.

iii.

 The Company acquired a significant investment in Tyler when it disposed of its interest in the Bahuerachi mineral property in exchange for Tyler shares on January 29, 2004.  Thereafter the Company commenced to record its investment in Tyler on the equity basis.  During fiscal 2004 the Company recorded its share of Tyler’s losses for approximately eight months compared to twelve months in fiscal 2005.  Further, with Tyler’s increase in operations and the recording of stock option compensation expense of $1.2 million during fiscal 2005, its losses increased, as did the Company’s share of these losses.  Effective November 18, 2005, the Company ceased to equity-account for its investment in Tyler, coincident with its relinquishment of operational control over Tyler at the same time as having less that a 20% interest in Tyler.  As a result, the Company’s share of loss in Tyler during fiscal 2006 covered a period of less than two months.

e.

Write-down Investments

During fiscal 2004, the Company wrote-down its investment in Northern Abitibi Mining Corp. to reflect a decline in value that was considered to be other than temporary.

CDG INVESTMENTS INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED SEPTEMBER 30, 2006

f.

Realized Change in Fair Value of Investment

Tyler Resources Inc. shares were being carried in the Company’s books at their fair value immediately prior to their distribution as a return of capital.  The transaction was recorded at the carrying value of the investment on the distribution date at which time the previously booked unrealized gains were reversed and the realized gain recorded.

g.

Gain on Dilution of Equity Investments

The gain on dilution of equity investments in the 2005 fiscal year pertained to the Company’s investments in Tyler Resources Inc., Manson Creek Resources Ltd., and Northern Abitibi Mining Corp. The gain during fiscal 2004 pertained solely to the Company’s interest in Tyler Resources Inc.  The Company’s interests in these companies were diluted when the investees issued capital stock to outsiders during the year. The Company’s share of the additional assets introduced to the investee companies exceeded the cost of the Company’s interest surrendered, therefore a gain was recognized.

h.

Gain on Sale of Interest in Waddy Lake Resources Inc.

Refer to note 7 to the financial statements.  A portion of the Company’s investment in Waddy Lake Resources Inc. was sold during fiscal 2004 for nominal consideration plus $200,000 per year over four years.  At the time of the transaction the Company determined that it would not record a receivable for the three $200,000 payments not yet received on the transaction date, since collection was considered uncertain, and determined that these payments would be recorded on an “as received” basis.  The fiscal 2005 gain represents the receipt of one such $200,000 payment. The fiscal 2006 gain represents the current year’s installment payment in addition to the discounted value of the final payment that was to have been received in June, 2007, as well as a nominal amount for the sale of the remaining interest in Waddy Lake Resources Inc.  As all investments and loans receivable from Waddy Lake had been written-off in a prior year, the full amount of each year’s receipts has been reflected as a gain.

i.

Gain on Sale of Royalty Interest

See note 8 to the financial statements.  The Company sold a royalty interest, that was carried at a nominal value, for proceeds of $130,000 resulting in a gain equal to the proceeds.

j.

Write-down of Mineral Property and Equipment

 The Company’s last remaining mineral property was sold in January, 2004, therefore there is no comparable amount in fiscal 2006 nor fiscal 2005.  A write-down at the end of September, 2003 reflected management’s estimate of the decline in value of the Company’s Mexican mineral property interest that was subsequently sold in 2004.  During fiscal 2004, there were further costs incurred on this property that did not add to the value, hence they too were written-off.

k.

Interest Income

Interest income had been steadily increasing due to the progressively higher average cash balances that resulted from the numerous investment sales during fiscal 2005 and 2006.

3)

  Selected Annual Financial Information

The following selected financial data has been extracted from the audited financial statements, prepared in accordance with Canadian Generally Accepted Accounting Principals, for the fiscal years indicated and should be read in conjunction with those audited financial statements.

For the years ended or as at September 30,	2006	2005	2004
Financial Results
Gain on disposal of investments	$ 438,310	$ 2,583,434	$ 370,669
Interest income	$ 103,848	$ 30,690	$ 7,612
Net Earnings	$ 9,229,978	$ 3,693,390	$ 870,364
Basic earnings per share	$ 0.23	$ 0.11	$ 0.03
Diluted earnings per share	$ 0.23	$ 0.10	$ 0.03
Financial Position
Working capital	$ 1,711,983	$ 3,497,909	$ 158,699
Total assets	$ 2,038,126	$ 7,219,896	$ 3,218,828
Capital Stock	$ 29,544,273	$ 43,119,885	$ 42,644,074
Warrants	$ -	$ 240,000	$ -
Equity component of convertible debentures	$ -	$ -	$ 72,000
Contributed Surplus	$ 320,194	$ 236,594	$ 172,594
Deficit	$ (28,152,484)	$ (36,688,906)	$ (40,382,296)

The sale of investments commencing in 2004 and occurring throughout 2005 and 2006, as well as the investment and cash distributions to shareholders in fiscal 2006, contributed to the fluctuations in earnings, assets and working capital among the years.

CDG INVESTMENTS INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED SEPTEMBER 30, 2006

4)

Selected Quarterly Information

The following selected financial data has been extracted from the unaudited interim financial statements, prepared in accordance with Canadian Generally Accepted Accounting Principals, for the fiscal periods indicated and should be read in conjunction with those unaudited financial statements.

Three months ended:	Sept. 30 2006	June 30 2006	Mar. 31 2006	Dec31 2005	Sept.30 2005	June 30 2005	Mar.31 2005	Dec.31 2004
Interest income(note)	$ 20,563	$ 29,136	$ 31,883	$ 22,266	$ 16,493	$ 6,961	$ 6,189	$ 1,047
Change in unrealized appreciation of investments	(22,311)	(11,303,805)	(21,060)	11,347,176	-	-	-	-
Gain on disposal of investments	22,335	303,240	26,853	85,882	1,259,019	28,964	1,128,258	167,193
Earnings (loss) before Other Income (Loss)	(54,025)	(11,137,660)	(90,387)	11,261,144	1,021,370	(228,887)	821,921	(124,825)
Realized change in fair value of investment	-	8,720,106	-	-	-	-	-	-
Gain on dilution of equity investments	-	-	-	-	53,472	1,379,533	488,508	82,298
Other	-	530,800	-	-	-	200,000	-	-
Net Earnings (Loss)	(54,025)	(1,886,754)	(90,387)	11,261,144	1,074,842	1,350,646	1,310,429	(42,527)
Basic Earnings (Loss) per share	$ 0.00	$ (0.07)	$ 0.00	$0.30	$0.03	$0.04	$0.04	$ 0.00
Diluted Earnings (Loss) per share	$ 0.00	$ (0.07)	$ 0.00	$0.29	$0.03	$0.04	$0.03	$ 0.00

Note:  In interim financial statements for periods previous to the quarter ended June 30, 2005, interest and other income had been aggregated. The “other income” was comprised of cost recoveries that have been reclassified as a reduction of expenses during the current year.  The above table reflects the reclassification of this “other income” for all periods in keeping with the newly adopted presentation.

The Company was formerly in the business of mineral exploration.  It converted to an Investment Company through a process of liquidating its mineral exploration assets in exchange for shares in mineral exploration companies. This liquidation process occurred over time and was completed by September 30, 2004.  The sale of the Company’s interest in Waddy Lake Resources Inc. over time and the sale of a royalty interest are reflected in “other” above.

The investment-related income and loss items can vary significantly.  Factors such as the number of investments sold, proceeds received, whether there were investment write-downs, the amount of the Company’s share of losses of equity-accounted companies, (can vary significantly if mineral properties are written down in a period), and dilution gains or losses on investments all can result in dramatic changes in the financial results and balance sheet position reported by the Company over the periods under review.  Further, the Company became eligible to use fair value accounting for its investments during fiscal 2006.  This resulted in a significant unrealized gain on investments being included in earnings for the period ended December 31, 2005 and a significant change in unrealized gain/loss in the quarter ended June 30, 2006.  Investors should review the management discussion and analysis for the periods above for further details all of which can be accessed at www.sedar.com.

5)

Liquidity and Capital Resources

The Company’s working capital position at September 30, 2006 was $1,712,000, (2005 - $3,498,000, 2004 - $159,000).

The sale of investments contributed $647,000, (2005 - $4,247,000, 2004 - $711,000), cash to the Company and the acquisition of investments utilized $Nil, (2005 - $759,000, 2004 - $618,000) cash.  The investments sold during the years ended September 30, 2006, 2005 and 2004 were summarized under 2) Operating Results above.    Golden Band Resources Inc. shares were acquired in 2005 pursuant to the exercise of warrants.  The fiscal 2005 Golden Band purchases aggregated $179,000.  In addition the Company acquired 500,000 common shares of

CDG INVESTMENTS INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED SEPTEMBER 30, 2006

5)  Liquidity and Capital Resources (continued)

Manson Creek Resources Ltd. during fiscal 2005 for $75,000 pursuant to the exercise of warrants and acquired 400,000 common shares and 400,000 warrants of Tyler Resources Inc. for $500,000 as well as 5,000 shares for $5,000.   The investment purchases in the 2004 fiscal year were comprised of Golden Band shares acquired through the exercise of warrants, $345,000, and through a private placement, $56,000; Manson Creek shares acquired through a private placement, $100,000; RSX Energy shares, $83,000 and Ultima Energy Trust units, $34,000.

Cash operating expenses exceeded interest income by $358,000 in fiscal 2006, (2005 - $279,000, 2004 - $273,000).

In fiscal 2006 $401,000 was received for the sale of the Company’s investment in Waddy Lake Resources Inc., (2005 - $200,000, 2004 - $200,000).  Also during fiscal 2006, the Company received $130,000 for the sale of a royalty interest, ($Nil in 2005 and 2004).

In the year ended September 30, 2004 the Company expended $70,000 cash on the Bahuerachi, Mexico mineral property prior to the sale of the property interest to Tyler Resources Inc.

During the year ended September 30, 2006, 4,999,091, (2005 - 500,000), warrants were exercised for proceeds of $600,000, (2005 - $55,000). The warrants were issued pursuant to the conversion of debentures into units comprised of common shares and share purchase warrants.  Further, during fiscal 2006 1,275,000, (2005 -  600,000), stock options were exercised for net proceeds of $140,000, (2005 - $66,000).

During fiscal 2006, the Company distributed cash to shareholders by way of a dividend, ($404,000) and a return of capital, ($2,867,000).

The Company expended $Nil on debenture interest during fiscal 2006, (2005 - $7,000, 2004 -$33,000).  The 2005 amount was payment in full of interest accruing to the date that the debentures were converted into common shares and warrants.

During fiscal 2003 the Company advanced $25,000 to Tyler Resources by way of notes receivable.  During fiscal 2004, the full amount owing plus interest accruing thereon was repaid.

Management feels that the Company has sufficient liquid resources to meet current operating requirements and to finance future business opportunities.

6)

Related Party Transactions

The following non-arm’s length transactions, (amounts rounded to nearest $1,000), occurred during the years ended September 30, 2006:

Administrative

i)  The Company paid or accrued $25,000 to a corporation related by virtue of certain common officers and directors for rent of shared office space, lease operating and miscellaneous costs, (2005 - $28,000, 2004 - $25,000).

ii) The Company paid or accrued $27,000 for consulting fees charged by the former CEO/President’s company on an hourly basis for administrative services provided during his tenure, (2005 - $41,000, 2004 - $25,000).  Further, during fiscal 2006, the officer was paid $12,000 as a fee for terminating his contract.

iii) The Company received or accrued from corporations related by virtue of certain common officers and directors $71,000 for allocated office and secretarial expenses, (2005 - $121,000, 2004 - $80,000).

iv) The Company paid or accrued $12,000 to a corporation related by virtue of certain common officers and/or directors for its share of secretarial and administrative costs, (2005 - $Nil, 2004 - $Nil).  These charges resulted from the Company severing its employees during the year and paying this related Company for administrative services provided by its employees.

CDG INVESTMENTS INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED SEPTEMBER 30, 2006

6)  Related Party Transactions (continued)

The purpose of related company office and rent charges is to realize certain economies associated with sharing office space and administrative services.  Related party transactions were in the normal course of operations and were measured at the “exchange amount,” which is the amount of consideration established and agreed to by the related parties.

Other

Directors, or companies over which they have control or direction, subscribed to $450,000 of the $550,000 debentures that were outstanding at September 30, 2004.  The debentures were converted into units comprised of one common share and one share purchase warrant during December, 2004 resulting in the issuance of 5,499,091 common shares and 5,499,091 warrants.  An officer and director exercised 500,000 of these warrants at $0.11 per share during the year ended September 30, 2005.  The remaining warrants were exercised during fiscal 2006 at $0.12 per share.

7)

Contractual Obligations

As the Company terminated its office sub-lease during fiscal 2006, it had no contractual obligations at September 30, 2006.

8)

Capital Stock and Contributed Surplus

a)

Authorized and Issued

Authorized:  Unlimited number of shares without nominal or par value

       Issued:

Refer to note 5 to the financial statements.  There have been no changes to capital stock and contributed surplus during the period from October 1, 2006 to November 23, 2006.

       b)   Stock options

The Company has an option plan, in which up to 10% of the issued and outstanding common shares are reserved for issuance.  Under the plan, the options that have been granted expire at the earlier of five years from the grant date, the date at which the Directors determine, or 60 days from the date from which the optionee ceases to be a director, officer, employee or consultant.  Options are granted at the fair value of the shares around the grant date or a greater amount determined by the Directors.

No stock options were granted, exercised or cancelled, and none expired during the period from October 1, 2006 to November 23, 2006.

9)

Directors and Officers

Robert Ingram, Chief Executive Officer/ President and Director       Calvin Fairburn, Director

Gregory Smith, Chief Financial Officer and Director                         Kerry Brown, Director

Barbara O’Neill, Corporate Secretary

10)

Management Remuneration

Mr. Devonshire was Chief Executive Officer/President during the period from October 1, 2005 until he was replaced by Mr. Ingram effective May 19, 2006.  At this time Mr. Devonshire was paid $12,000 as a contract termination fee.  Mr. Devonshire billed the Company through his majority-owned company for hours worked during his tenure.  His rate and aggregate billings during the year ended September 30, 2006, excluding the aforementioned termination payment, were as follows:

Officer and position	Rate	Billing for the year ended September 30, 2006
Mr. Devonshire, CEO/President	$105 per hour	$ 27,000

Ms. O’Neill, Corporate Secretary, was a salaried employee of the Company until her termination in June, 2006.  Her salary for the year ended September 30, 2006 was $43,000.  The amount of her salary that pertained to work performed on behalf of related companies was billed to those companies.  The total portion of Ms. O’Neill’s salary that was billed to related companies was $29,000.  Pursuant to Ms. O’Neill’s termination as an employee

CDG INVESTMENTS INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED SEPTEMBER 30, 2006

10)   Management Remuneration (continued)

of CDG, she was paid $55,000 in severance in recognition of her long and meritorious service.  Ms. O’Neill continues to act as corporate secretary and her current employer billed the Company $4,000 for the time that she devoted to CDG business during June through September, 2006.

Directors are remunerated in cash for attendance at meetings of the board of directors or audit committee, ($500 for each meeting attended in person; $300 for each meeting attended by telephone).  Further they receive stock options in recognition of their service.  Details regarding directors’ and officers’ stock options can be found in the management information circular.  During the year ended September 30, 2006 Messrs. Fairburn, Smith, Brown and Ingram received $2,300 each for meetings attended and Mr. Fry received $1,800.

11)

New Accounting Policies

Currently adopted

During the year ended September 30, 2006, the Company became eligible to account for investments at fair value in accordance with Accounting Guideline, AcG-18. See note 3 to the financial statements.

Prospective

Financial Instruments

Section 3855 of the CICA Handbook prescribes when to recognize a financial instrument on the balance sheet and at what value.  It also describes how to present financial instrument gains and losses. This pronouncement, will effectively harmonize Canadian GAAP with the US GAAP treatment that is prescribed in FAS 115.

The new Canadian rules will become effective for the Company’s 2007 fiscal year, however earlier adoption is permitted. Since the Company is currently contemplating acquiring a different business and has disposed of all of its investments, it is uncertain to what extent this section will apply to the Company in fiscal 2007.

Comprehensive Income

Section 1530 of the CICA Handbook addresses the disclosure of changes in equity of an enterprise during a period resulting from transactions and other events and circumstances from non-owner sources.  This pronouncement, will effectively harmonize Canadian GAAP with the US GAAP treatment that is prescribed in FAS 130.

The new Canadian rules will become effective for the Company’s 2007 fiscal year, however earlier adoption is permitted.  See above, “financial instruments.”

12)

Critical Accounting Estimates

The Company uses the Black-Scholes Option Pricing Model in estimating the fair value of options granted during the period.  Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options granted and vested during the period.

With the adoption of AcG-18 the Company commenced to record its investments at fair value.  In accordance with AcG - 18, fair value is defined as, “the amount of consideration that would be agreed upon in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act.”  From a practical perspective, the Company utilized the closing price of the investees’ shares, as reported by the principal securities exchange on which the investee is traded, at or near the reporting date to calculate fair value.  The fair value of the Tyler Resources Inc. shares on the date that they were distributed to shareholders became the value at which they were distributed and was a determining factor in the calculation of the realized change in fair value of these shares.  The ultimate amount realized on the sale of  these investments by the shareholders who received them will, in all likelihood, differ from these fair values due to the volatility of the markets, volumes traded, and timing of their ultimate disposition, among other factors.

13)

Off-Balance Sheet Transactions

The Company has no “Off-Balance Sheet Transactions” to report.

CDG INVESTMENTS INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED SEPTEMBER 30, 2006

14)

Outlook

The Company has disposed of all of its investments and management is actively reviewing possible business acquisitions in other business areas.  Although several have been reviewed to date, none have been judged to be suitable at this point.  As a result, management is continuing to review possibilities.

15)

Risk Factors

The Company has disposed of significantly all of its investment assets.  There is a risk that the Company will be unable to find a suitable new business that will generate future earnings.

16)

Cautionary Statements

Statements and/or financial forecasts that are unaudited and not historical are to be regarded as forward-looking statements that are subject to risks and uncertainties that can cause actual results to differ materially from those anticipated.  Such risks and uncertainties include risks related to the Company’s business including, but not limited to:  general market and economic conditions, limited operating history, continued industry and public acceptance, regulatory compliance, potential liability claims, additional capital requirements and uncertainty of obtaining additional financing and dependence on key personnel.

17)   Disclosure Controls and Procedures

Management, including the Company’s Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness and operation of the Company’s disclosure controls and procedures. The Chief Executive Officer and Chief Financial Officer concluded that, as of September 30, 2006, the disclosure controls and procedures were effective, in all material respects, to ensure that information required to be disclosed in the reports the Company files and submits under the Exchange Act is recorded, processed, summarized and reported as and when required. The Company’s Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.  It should be noted that while the Company’s Chief Executive Officer and Chief Financial Officer believe that our disclosure controls and procedures provide a reasonable level of assurance and that they are effective, they do not expect that the disclosure controls and procedures will prevent all errors and fraud.  A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

18)  Internal Controls over Financial Reporting

The Chief Executive Officer and Chief Financial Officer, together with other members of management have designed internal controls, or caused them to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian Generally Accepted Accounting Principles as of September 30, 2006.  They have not identified any changes to the company’s internal control over financial reporting which would materially affect, or is reasonably likely to materially affect the Company’s internal control over financial reporting during the most recent interim period.

19)   Other

Additional information relating to the Company may be found on SEDAR at www.sedar.com.